Exhibit 99.1

ARC Resources Ltd. Announces Closing of Bought Deal Financing and Closing of Long-Term Debt Issuance

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Aug. 22, 2012 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announces it has closed the previously announced bought deal financing including the over-allotment option granted to the underwriters, which was exercised in full. A total of approximately 14.6 million common shares have been issued at a price of $23.65 for aggregate gross proceeds of approximately $345 million. The offering was made through a syndicate of underwriters led by RBC Capital Markets, and including: CIBC World Markets Inc., TD Securities Inc., BMO Capital Markets, Scotia Capital Inc., FirstEnergy Capital Corp., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., Barclays Capital Canada Inc., Credit Suisse Securities Canada Inc., Merrill Lynch Canada Inc., Peters & Co. Limited, and Raymond James Ltd.  ARC intends to use the net proceeds of this offering to decrease debt, increase working capital and fund ongoing capital development programs.

In addition, ARC confirms the closing on August 10, 2012, of the previously announced debt issuance of US$360 million and $40 million of senior notes by way of private placement. The funding of the debt is expected to occur on or about August 23, 2012.

The notes were issued in three tranches, US$300 million of long-term notes with a 10 year average life, at an interest rate of 3.81 per cent; US$60 million of long-term notes with a seven year average life at an interest rate of 3.31 per cent; and $40 million of long-term notes with a 10 year average life at an interest rate of 4.49 per cent.  Proceeds from the notes will be used to pay down indebtedness under ARC's credit facility and increase working capital. The notes will be unsecured and rank equally with ARC's bank facilities and other outstanding senior notes.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to guidance as the anticipated funding date for the note issuance, the use and deployment of the net proceeds of the offering and of the proceeds of the note issuance, and ARC's expected 2012 oil and gas production volumes.

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: the timing of obtaining regulatory approvals, that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: that the offering and the note issuance will not be completed within the anticipated times or at all; changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

The ARC common shares have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 91,000 to 94,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's common shares trade on the TSX under the symbol ARX.

ARC has adopted the standard of 6 Mcf:1 barrel of oil equivalent ("boe") when converting natural gas to boes.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 08:51e 22-AUG-12